 NEXT GRAPHITE, INC.

318 North Carson Street, Suite 208

Carson City, NV 89701

Tel: (949) 397-2522

Fax: (775) 883-0340

September 10, 2014

Daniel Porco, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Next Graphite, Inc.
Form 10-12G
Filed July 30, 2014
File No. 000-55257

Dear Mr. Porco:

Reference is made to your comment letter, dated August 25, 2014, relating to the subject Form 10-12G (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our responses thereto. Unless otherwise specified in our responses, references to page numbers are to the version of the document subject to the Comment Letter, and not to the amended version we are filing with the submission of this letter. Contemporaneously with the filing of this letter we are filing an amendment to the above referenced Form 10-12G.

Item 1. Business, page 1

1.	Please discuss your auditor’s going concern opinion in your business overview disclosure.

Response: We have revised the disclosure accordingly.

Stock Purchase Option Agreement, page 1

2.	We note the disclosure in this section that the Centre transferred 100% undivided interest in the exclusive prospecting license to conduct operations in the AUKAM area. Please discuss further the terms of this license. For instance, please discuss whether the Company is the only party licensed to conduct mining operations in the area.

Response: We have revised the disclosure accordingly to state that the Company is the only party licensed to conduct mining operations of this type in the area.

Our Business, page 3

Daniel Porco, Esq.

U.S. Securities and Exchange Commission

September 10, 2014

3.	Please disclose the names of the geological consultants that you refer to in the first paragraph on this page.

Response: We have revised the disclosure on page 3 accordingly to disclose the names of the geological consultants.

The Industry, page 7

4.	We note in this section the statements: “The recent surge in interest and value of graphite is built on long standing and solid fundamentals as well-established industrial mineral...graphite has experienced a huge growth surge and the auto industry is sure to be at the forefront of this growth,” and “Industry participants believe that positive trends in graphite prices could continue in the coming years as China is expected to continue to tighten regulations regarding exports of graphite.” Please disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief.

Response: We have revised the disclosure on page 7 accordingly. The statements made on Page 7, “The Industry,” reflect management opinions and beliefs based on the information obtained from a variety of sector and industry sources. These include but are not limited to: Angel Publishing, Industrial Minerals Magazine, RR Market Research, and the U.S. Geological Survey of Mineral Commodity Summaries.

5.	Please provide copies of the Industrial Minerals report that supports the qualitative and comparative statements made on page 8. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Additionally, please provide the source of the graph that appears on page 8.

Response: As set forth in our response to Comment No. 4 above, management opinions and beliefs are based on the information obtained from a variety of sector and industry sources including but not limited to: Angel Publishing, Industrial Minerals Magazine, RR Market Research, and the U.S. Geological Survey of Mineral Commodity Summaries.

Both of the first two firms noted release annual reports that are priced at roughly USD $8,000 per report. When you have an illiquid commodity, such as graphite, with an increase in demand at a rate of 6% per annum (which roughly equals 10,000–18,000 tonnes per year), there is great pressure on the few mines around the world to fill that gap. We believe that the annual increase in demand is great enough for a new mine to enter the market every year.

Daniel Porco, Esq.

U.S. Securities and Exchange Commission

September 10, 2014

 Unlike copper, which you can simply sell into the London Metals Exchange, graphite is a commodity that is sold directly to end users, often times through consolidators and distributors. End users are heavily dependent on the material in order to keep their businesses functioning

World demand to rise 6% annually through 2018

Worldwide demand for natural and synthetic graphite (including carbon fiber) is forecast to expand six percent per annum to about 3.9 million metric tons in 2018. This is an improvement over the 2008-2013 pace. Three key trends are expected to fuel this growth. First, advances in manufactured goods are expected to spur graphite consumption. Second, steelmaking and other types of metallurgy activity, important markets for graphite, are expected to accelerate between 2013 and 2018. Third, the global graphite market will benefit greatly from the rise of new, technologically advanced applications, including graphene, pebble-bed nuclear reactors, fuel cells, solar power, and aerospace. [Source: RR Market Research World Graphite (Natural, Synthetic & Carbon Fiber to 2018)]

Natural flake graphite to outpace amorphous types

In the natural graphite segment flake graphite is anticipated to capture market share from amorphous graphite as high tech applications become more important and the availability of flake graphite increases. Through 2018, worldwide demand for flake graphite is expected to grow more than twice as fast as for amorphous products. When China reduced natural graphite output between 2011 and 2013 because of environment and industry fragmentation concerns, a large number of exploration projects were launched around the world. Approximately 30 companies are now working on developing mines in countries such as Australia, Canada, Russia, South Korea, Sweden, and the US. Finally, interest in natural graphite has increased dramatically with the rise of lithium ion batteries, which are used in electronics and electric motor vehicles.

The synthetic graphite market is also likely to see healthy gains during the 2013-2018 period. Worldwide demand for carbon fiber is expected to grow at a double-digit annual pace through 2018, as its use in aerospace, automotive, wind turbine, and other applications increases sharply. Additionally, the cost of carbon fiber is expected to gradually decline between 2013 and 2018 because of technological innovation. The growing use of electric arc furnaces to produce steel in most parts of the world is expected to boost sales of graphite electrodes. As synthetic graphite becomes more widely available in industrializing countries, product demand will grow. However, increasing production capacity will moderate prices. [Source: RR Market Research World Graphite (Natural, Synthetic & Carbon Fiber to 2018, online research)]

Daniel Porco, Esq.

U.S. Securities and Exchange Commission

September 10, 2014

China to remain key market

Roughly 45 percent of all additional graphite demand generated between 2013 and 2018 is expected to be attributable to China, also the world’s leading consumer of these products. Growth will be bolstered by gains in manufactured goods shipments, increases in metallurgy activity, and additional investment in technologically advanced industries. Other industrializing countries in the Asia/Pacific region are also expected to perform well between 2013 and 2018, as their manufacturing sectors expand and grow in sophistication. Additionally, the availability of graphite products in Asia/ Pacific countries are anticipated to increase.

Graphite consumption in North America is forecast to expand by nearly six percent per annum between 2013 and 2018. This is a significant improvement over the 2008-2013 pace. The US is expected to register the region’s fastest growth, as industrial production increases, metallurgy activity rebounds, and lithium ion battery output surges. Led by Brazil, Central and South America is projected to see sales of graphite increase at the second fastest annual rate worldwide through 2018. [Source: RR Market Research World Graphite (Natural, Synthetic & Carbon Fiber to 2018, online research)]

Graphite’s new era of demand

Natural graphite appears to be entering a new era of demand. Faced by a perfect storm of factors the world’s graphite supply is in uncertain times. Graphite’s diversity has secured a strong suite of traditional end use markets over the last 100 years as refractories, metallurgy, lubricants, carbon products such as car brake pads and pencils, and many other products, have carved out a substantial business for many producers around the world.

However, it is the emergence of the Li-ion battery era that has the potential to turn the industry on its head. Portable electronic devices: mobile phones, iPads, and power tools, and large scale energy storage, all favor Li-ion technology. It is anticipated that electric vehicles hold the potential demand clout that could revolutionize the graphite space. The potential for graphite does not stop there. The wild card is the new super-material graphene. Derived from a single layer of graphite, graphene is over 100 times stronger than steel and more conductive than copper while being incredibly light. The applications of graphene seem to be endless, but it is yet to be commercialized. Very soon, the industry may not have enough natural graphite to go around.

Daniel Porco, Esq.

U.S. Securities and Exchange Commission

September 10, 2014

[Source: The Natural Graphite Report, 2012; this publication reviews all identified major graphite producing companies around the world. It builds, from the bottom up, data and analysis of the industry. It also contains a focus on the commercialization of graphene, its production and demand potential.]

The following has also been extrapolated from reports such as the above reports:

China

The world is currently at the mercy of Chinese supply which accounted for 79% of the world’s natural graphite in 2011. China’s graphite production power was on display twenty years ago when huge volumes of new supply came into the world market rendering smaller mines in Canada, Mexico, Europe, and Australia uneconomic. Now China has focused on serving its own domestic needs and the manufacture of higher value goods. China’s desire to build a value-chain means it no longer wants to be the source of raw materials, but the source of processed and finished products.

This situation holds the potential to be a graphite game-changer. A generation of under investment in mines around the world is now being felt. However, exploration is underway, particularly in Canada and Brazil, and new mines are under development. Some of the questions facing the industry are the following:

• How long will this new supply take to come to fruition?

• Will the quality and volumes be sufficient?

• Is there room for more players?

• Are there already too many producers?

Prices up 140%

A supply/demand situation has been simmering for the last five years. Since 2010 the price of high quality flake grades of natural graphite have increased by 140% as a result of Chinese policy and struggling production elsewhere. The price pattern is recurring: that of a stabilization followed by an increase. One thing seems certain – that graphite is not losing its value. The talk in, and outside of, the industry is on what the future will hold for natural graphite. The rate of exploration in the second half of 2011 has levels not seen in a generation and Canada is leading the way on new projects. The unknowns that are electric vehicles and large scale energy storage together with China at a rapid stage of economic development, leaves the future for the key raw material uncertain.

Daniel Porco, Esq.

U.S. Securities and Exchange Commission

September 10, 2014

6.	We note that the graph appearing on page 9 lists global graphite demand from 1994 to 2011, and that the figures for 2011 are estimates only. Please disclose more current information. If current information is not available, please disclose the limitations and risks associated with the information provided.

Response: We have revised our disclosure to include more current information.

Our Strategy, page 9

7.	Please revise your disclosure to clarify, if true, that the 140,000 tons of “existing” graphite that you plan to process consists on tailings that have previously been extracted and are located on the surface.

Response: We have revised our disclosure to describe the composition of 140,000 tonnes of existing mine heaps in more details.

8.	We note the first bullet point appearing on page 10 citing a growing demand for graphite. Please provide copies of any reports or studies that support the qualitative characteristics of the graphite industry referenced in this bullet point. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. Please also define the term “CAGR” as it is used in your disclosure.

Response: Our report and abstracts thereof are from ReportStack, a research report company focused on resource industries and companies. The report is titled “Global Graphite Market 2012-2016,” and has been prepared based on an in-depth market analysis with inputs from industry experts. The report covers the market in the Americas, and the EMEA and APAC regions; it also covers the Global Graphite market landscape and its growth prospects in the coming years. As mentioned in the report, “CAGR” refers to Compound Aggregate Growth Rate.

Please also refer back to our responses to Comments 4 and 5, above.

Market, Customers and Distribution Methods, page 10

9.	In this section, or in the appropriate place in your filing, please discuss the methods by which you plan on distributing any graphite you may mine. Please address the proposed costs associated with servicing the “large and well capitalized” markets you make reference to in this section.

Response: We have revised our disclosure accordingly.

Government Regulation, page 11

Daniel Porco, Esq.

U.S. Securities and Exchange Commission

September 10, 2014

10.	Please discuss any governmental and environmental regulations to which your business is currently subject. In this regard we note your disclosure on page 14 that the company believes that the Aukum Graphite Project is in “substantial compliance with all material laws and regulations that currently apply to its activities.”

Response: We have revised our disclosure accordingly.

Item 1.A. Risk Factors, page 13

11.	Please revise the caption to each risk factor to describe the risk discussed in the body of the risk factor. In doing so, please use complete sentences. Please refer to Item 503(c) of Regulation S-K.

Response: We have revised our disclosure accordingly.

Reliance on Management and Experts, page 15

12.	Please revise this risk factor to disclose, if true that none of your directors or executive officers has any experience with the mining business. In this regard, we note their biographical information on page 23, which does not appear to show any mining business experience.

Response: We have revised our disclosure accordingly.

13.	We note references on page 16 and page 17 to biotechnology and pharmaceutical companies. Please revise or advise as to why this disclosure is accurate.

Response: We have revised our disclosure accordingly.

License, page 15

14.	Please discuss the anticipated costs of renewing the exclusive prospecting license that expires on April 3, 2015.

Response: We have revised our disclosure accordingly.

       Item 7. Management’s Discussion and Analysis..., page 19

Plan of Operation, page 19

Daniel Porco, Esq.

U.S. Securities and Exchange Commission

September 10, 2014

15.	We note that you disclose in your business discussion various elements of your business plan. For example, we note your “Strategy” on page 9, your “Mine Production Plan” on page 10, and your competitive positioning on page 11. Please augment your discussion in this section to pull all these elements together in a manner that allows a reader to understand what milestones you need to obtain to become a profitable enterprise, how long it will take to achieve those milestones, how much capital you will need to achieve those milestones and as you have disclosed in your liquidity disclosure that you do not have sufficient capital to cover ongoing expenses and expansion, how you plan to obtain additional capital. For example, we note on page 9 you detail several milestones you have achieved or plan to achieve in 2014 but your discussion does not include the costs associated with each milestone.

Response: We have revised our disclosure accordingly.

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Next Graphite, Inc.

By:	/s/ Charles Bream
Name: Charles Bream
Title: Chief Executive Officer